

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
IdentifySensors Biologics Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of IdentifySensors Biologics Corp. (the "Company") as of June 30, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Board and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Stock-Based Compensation

As discussed in Note 7 to the financial statements, the Company has stock-based compensation that is based on fair value measurements. We identified the computation of stock-based compensation as a critical audit matter because of the subjectivity of the inputs and assumptions that management utilized in determining the fair value of the stock-based awards. The principal consideration for our determination that stock-based compensation estimates is a critical audit matter is that the model used to determine the grant date fair value includes a significant unobservable input of volatility, which is subject to estimation uncertainty and requires significant auditor subjectivity in evaluating that input and estimate. Volatility is based on a blend of the Company's expected volatility and those of similar companies.

Our audit procedures related to stock-based compensation estimates include the following, among others:

- We obtained and read the stock-based award agreements,
- We evaluated the reasonableness of management's significant valuation assumptions and
- We recomputed the fair value of each grant using management's inputs and compared to the fair value calculated by management.

/s/ Meaden & Moore, Ltd.

Meaden & Moore, Ltd.
Cleveland, Ohio

We have served as the Company's auditor since 2022.

March ____, 2025

IdentifySensors Biologics Corp.
Balance Sheets

		June 30, 2024		June 30, 2023
ASSETS				
Current assets:				
Cash	$	172,482	$	1,470,562
Prepaid expenses		14,676		17,608
Total current assets		187,158		1,488,170
Property, plant and equipment		1,335,226		683,985
Operating lease right-of-use asset		67,099		146,285
Deposits		171,225		873,861
Total assets	$	1,760,708	$	3,192,301
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	478,935	$	545,768
Accrued contractor expense – related party		220,000		1,158,021
Accrued legal and accounting – related party		51,571		43,198
Accrued payroll		65,880		36,843
Note payable related party		539,217		–
Subscription refunds payable		9,173		9,173
Operating lease liability		68,212		93,212
Total current liabilities		1,432,988		1,886,215
Long term liabilities:				
Operating lease liability		–		53,991
Note payable related party		–		176,274
Total long term liabilities		–		230,265
Total liabilities		1,432,988		2,116,480
Stockholders' Equity				
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, 2,447,304 shares issued and outstanding as of June 30, 2024 and no shares outstanding at June 30, 2023		247		–
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,238,661 shares issued and outstanding as of June 30, 2024 and 47,978,301 shares issued and outstanding at June 30, 2023		4,769		4,878
Additional paid-in capital		21,152,216		10,485,476
Accumulated (deficit)		(20,829,512)		(9,414,533)
Total stockholders' equity		327,720		1,075,821
Total liabilities and stockholders' equity	$	1,760,708	$	3,192,301

The accompanying notes are an integral part of these financial statements.

IdentifySensors Biologics Corp.
Statements of Operations

	For the Year Ended June 30, 2024	For the Year Ended June 30, 2023
Revenue	$ –	$ –
Operating expenses:		
Research and development expenses	4,441,575	2,225,512
Manufacturing	1,176,821	218,930
Marketing	687,443	578,959
Office and administrative expenses	1,093,241	996,182
Compensation stock expense	5,137,448	85,939
Professional fees	266,998	269,155
Total operating expenses	12,803,526	4,374,677
Loss from operations	(12,803,526)	(4,374,677)
Other Income (Expense)		
Interest expense	(18,476)	(9,798)
Contractor expense forgiveness – related party	1,407,000	–
Interest income	24	44
Total Other Income (Expense)	1,388,548	(9,754)
Loss before provision for federal income taxes	(11,414,979)	(4,384,431)
Provision for federal income taxes	–	–
Net loss	$ (11,414,979)	$ (4,384,431)
Net loss per common share - basic and diluted	$ (0.23)	$ (0.09)
Weighted average common shares outstanding - basic and diluted	49,256,605	47,265,897

The accompanying notes are an integral part of these financial statements.

IdentifySensors Biologics Corp.
Statement of Changes in Stockholders' Equity
For the years ended June 30, 2024 and 2023

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	(Deficit)	Equity
Balance – July 1, 2023	–	$ –	46,603,550	$ 4,724	$ 6,019,547	$ (5,030,102)	$ 994,169
Common stock issued for cash	–	–	867,803	87	4,217,212	–	4,217,299
Stock based compensation	–	–	–	–	85,939	–	85,939
Warrants issued	–	–	–	16	162,322	–	162,338
Restricted stock based compensation	–	–	506,948	51	456	–	507
Net loss for the period	–	–	–	–	–	(4,384,431)	(4,384,431)
Balance - June 30, 2023	–	$ –	47,978,301	$ 4,878	$ 10,485,476	$ (9,414,533)	$ 1,075,821
Common stock issued for cash	–	–	1,324,296	13	2,862,725	–	2,862,738
Common stock converted to preferred	–	–	(2,063,936)	(206)	(6,181,693)	–	(6,181,693)
Preferred stock converted from common	2,063,936	206	–	–	6,181,693	–	6,181,693
Preferred stock issued for cash	406,368	41	–	–	1,828,634	–	1,828,675
Stock based compensation	–	–	–	–	5,137,448	–	5,137,448
Warrants issued	–	–	–	84	837,933	–	838,017
Net loss for the period	–	–	–	–	–	(11,414,979)	(11,414,979)
Balance - June 30, 2024	2,470,304	$ 247	47,238,661	$ 4,769	$ 21,152,216	$ (20,829,512)	$ 327,720

The accompanying notes are an integral part of these financial statements.

IdentifySensors Biologics Corp.
Statements of Cash Flow

		For the Year Ended June 30, 2024		For the Year Ended June 30, 2023
Cash from operating activities:				
Net loss	$	(11,414,979)	$	(4,384,431)
Adjustments to reconcile net loss to net cash used in operating activities:				
Debt forgiveness income.		(1,407,000)		–
Stock based compensation		5,137,448		86,446
Depreciation		300,883		49,852
Reduction in lease asset		79,186		114,510
Changes in operating assets and liabilities:				
Prepaid expenses		2,932		26,183
Change in lease liability		78,991		(113,712)
Deposits		702,636		(864,023)
Accounts payable, accrued liabilities and expenses		281,574		829,506
Accrued interest		17,943		9,000
Net cash used in operating activities		(6,220,386)		(4,246,669)
Cash flows from investing activities:				
Purchase of equipment		(952,124)		(658,257)
Net cash used in investing activities		(952,124)		(658,257)
Cash flows from financing activities:				
Borrowings from related parties		470,000		–
Repayments to related parties		(125,000)		–
Issuance of stock and warrants for cash		5,529,430		4,379,637
Net cash provided by financing activities		5,874,430		4,379,637
Net change in cash		(1,298,080)		(525,289)
Cash - beginning of period		1,470,562		1,995,851
Cash - end of period	$	172,482	$	1,470,562
Supplemental Cash Flow Disclosures				
Cash paid for interest	$	–	$	–
Cash paid for income taxes	$	–	$	–
Exercise of warrants for stock	$	354,225	$	3,052,500

The accompanying notes are an integral part of these financial statements.

IDENTIFYSENSORS BIOLOGICS CORP
Notes to the Financial Statements
For the Years Ended June 30, 2024 and 2023

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation ("Company") founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens. The Company is in the process of developing and manufacturing an advanced graphene-based biosensor gene-detection platform. The Company's testing platform utilizes molecular detection with solid-state electronic biosensors that rapidly and simultaneously detect multiple test targets using a single test sample

As of June 30, 2024, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

No revenue has been earned or recognized as of June 30, 2024 or June 30, 2023.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash equivalents. There were no cash equivalents as of June 30, 2024, and 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense was $300,883 as of June 30, 2024 and $49,852 as of June 30, 2023.

The Company primarily follows the straight line method of depreciation utilizing the following range of lives:

Class	Years
Software	3
Equipment	5

Property, plant, and equipment consists of the following as of June 30, 2024 and 2023:

Class	June 30, 2024	June 30, 2023
Software	$ 288,564	$ 236,721
Equipment	1,398,711	498,431
Accumulated Depreciation	(352,049)	(51,167)
Net – Property, plant, and equipment	$ 1,335,226	$ 683,985

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of June 30, 2024.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the years ended June 30, 2024 and June 30, 2023 no interest and penalties associated with the Company's tax positions have been recognized in the statements of operations or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization to Purdue University and outside contractors and manufacturers. The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients. Expenses support supplies and manpower to produce a working prototype. These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Marketing Expenses

Marketing expenses are charged to expense as incurred. Marketing expenses include, but are not limited to, generating investment leads, advertising for investment leads, advertising, consulting related to advertising, marketing of products, ad placements, and advertising consultants.

Fair Value Measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The value of warrants, options and other items are deemed to be Level 3.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Basic and Diluted Earnings Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company's common stock, restricted stock, and convertible note payable. For the year ended June 30, 2024, and 2023, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	June 30, 2024	June 30, 2023
Warrants	849,698	440,185
Options	2,483,100	1,074,212
Total dilutive shares	3,332,798	1,514,397

Stock-based Compensation

Stock-based compensation to employees and non-employees consist of stock options, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of shares of common stock is based on trading price of the Company's share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model. Assumptions used by the Company in using the Black-Scholes pricing include: 1) volatility based on the average volatility rate of similar companies, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common Stock Purchase Warrants

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

The Company accounts for leases under FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense, or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company's financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the years ended June 30, 2024 and June 30, 2023 the Company had a net loss of $11,414,979 and $4,384,431 respectively. As of June 30, 2024 and June 30, 2023, the Company had an accumulated deficit of $20,829,512 and $9,414,533, respectively. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability as a going concern.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan to obtain such resources for the Company includes: the sales of equity instruments; traditional financing such as loans, and to obtain capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

There have been no new accounting standards updates which the Company has adopted.

Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, based on current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax asset exists at June 30, 2024 and 2023. As of June 30, 2024, the net operating loss carried forward is $6,871,871. The Company's tax returns for the period ended June 30, 2024 have not been filed as of the date of these financial statements.

The Company's current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

		June 30, 2024		June 30, 2023
Federal taxes based on net loss				
before Federal tax expense	$	(2,397,146)	$	(920,731)
Add tax on the following:				
Permanent differences		3,306		2,452
Temporary differences				
Book-to-tax depreciation		(197,376)		(114,864)
Capitalized R&D expenses		220,382		336,957
Stock compensation expense		1,078,864		18,047
Unpaid related party expenses		(181,215)		99,489
Unpaid related party interest		3,880		2,058
Valuation account		1,469,305		576,592
Provision for Federal Income Taxes	$	–		–

Significant components of deferred income tax assets and liabilities follows:

		June 30, 2024		June 30, 2023
Net operating loss carryover		2,449,156		1,563,553
Permanent differences		3,306		2,452
Temporary differences		924,535		341,687
Valuation allowance		(3,376,997)		(1,907,692)
Net deferred tax asset (liability)	$	–	$	–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2022, for a facility located in Shaker Heights, Ohio. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on April 1, 2022. Base payments of $1,600 are due on the first day of each month. The lease was extended for twelve months starting April 1, 2024. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $14,169 as of June 30, 2024 and $13,960 as of June 30, 2023, and a liability of $14,221 as of June 30, 2024 and $14,222 is recorded on the balance sheet as of June 30, 2023. Operating lease costs for the year ended June 30, 2024, and 2023 were $20,618 and $20,437 respectively.

The Company entered into a twelve month lease agreement effective June 1, 2022 for office space in Austin, Texas. The lease agreement provides for monthly payments of $2,050 per month. The lease is classified as a short term lease under FASB ASC 842, and is not reflected on the balance sheet. The lease was not renewed after June 30, 2023. Lease payments for the year ended June 30, 2024 were $0 and June 30, 2023 were $38,882.

The Company also entered into a lease agreement effective March 1, 2023, for a facility located in Gainesville, Florida. The lease is a twenty-four-month lease with monthly payments beginning on March 1, 2023. Base payments of $6,825 are due on the first day of each month along with sales tax each month of $478. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $52,930 and $132,325 as of June 30, 2024 and 2023 and a liability of $53,991 as of June 30, 2024 and $132,982 is recorded on the balance sheet as of June 30, 2023. Lease costs for the year ended June 30, 2024, and 2023 were $94,909 and $21,632, respectively. The lease has a renewal option, which extends the terms for an additional year. The lease can be cancelled at any time by the lessor.

Cash paid on the above leases was $122,830 for the year ended June 30, 2024 and $92,504 for the year ended June 30, 2023. The weighted average term and rate was 0.71 years and 6% for 2024 and 1.21 years and 6% for 2023.

The Right-of-use assets are summarized below:

	June 30, 2024		June 30, 2023	
Office Lease	$	177,682	$	191,363
Less accumulated amortization		(110,583)		(45,078)
Right-of-use, net	$	67,099	$	146,285

Amortization on the right-of -use asset is included in office and administrative expenses on the statements of operations.

Operating lease liabilities are summarized below:

	June 30, 2024		June 30, 2023	
Office Lease	$	68,212	$	147,203
Less: current portion		(68,212)		(93,212)
Long term portion	$	–	$	53,991

Following is a maturity of annual undiscounted cash flows for operating lease liabilities as of June 30, 2024:

Maturing in fiscal year-ended 2024	69,000
Maturing after fiscal year-ended 2024	–
Total	69,000
Less: Imputed interest	(788)
Liability recognized in the balance sheet	$ 68,212

Note 6 Related Party Transactions

Compensation owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services for the year ended June 30, 2024 and 2023, was as follows:

	June 30, 2024		June 30, 2023	
Chief Executive Officer	$	80,000	$	560,000
Chief Financial Officer and Treasurer	$	20,000	$	100,000
Chief Science Officer	$	–	$	16,354
President and Secretary	$	80,000	$	280,000
Controller	$	–	$	1,667
Chief Marketing Officer and Sales Director	$	40,000	$	200,000
	$	220,000	$	1,158,021

Amounts owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services are classified as accrued contractor expense – related party on the balance sheets. During the year ended June 30, 2024, $1,407,000 was forgiven as noted on the statement of operations.

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 6% per annum. The note and accrued interest is due on July 28, 2025. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $35,274 and $26,274, respectively. The amounts are classified as note payable – related party on the balance sheet.

On December 13, 2023, the Company borrowed $200,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 8% per annum. The note and accrued interest is due on December 13, 2025. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $8,679 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

On May 1, 2024, the Company borrowed $20,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 8% per annum. The note and accrued interest is due on May 1, 2025 Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $264 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

On June 27, 2024, the Company borrowed $125,000 from the Chief Executive Officer of the Company. The note bears interest at a rate 6.5% per annum. The note and accrued interest is payable on demand. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $0 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

During the years ended June 30, 2024 and June 30, 2023, the Company incurred expenses for accounting services in the amount of $78,067 and $72,282, respectively to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2024, and June 30, 2023, the Company owed Edward C. Hawkins & Co., Ltd. $50,505 and $25,344, respectively. The amount is classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2024 and June 30, 2023 the Company incurred expenses for legal services in the amount of $4,258 and $12,033 respectively to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2024, and June 30, 2023, the Company owed Hawkins and Company LLC $1,066 and $11,810, respectively. The amounts are classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for consulting services in the amount of $6,875 and $222,541 respectively to Integra Ventures LLC, an entity fully owned by a partial owner of IdentifySensors Fresh Food Enterprises LLC. As of June 30, 2024, and June 30, 2023, the Company owed Integra Ventures LLC $0 and $33,959, respectively. The amounts are classified as accounts payable on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for software development in the amount of $13,500 and $22,032, respectively to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. The balance owed to MCO Advantage, Ltd. as of June 30, 2024, and June 30, 2023, was $5,500 and $975, respectively. The amounts are classified as accounts payable on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for consulting and bookkeeping services in the amount of $40,000 and $41,667, respectively to Healthcare Office Systems Inc., an entity fully owned by a related party. The balance owed to Healthcare Office Systems Inc. as of June 30, 2024, and June 30, 2023, was $0 and $3,333, respectively. The amounts are classified as accounts payable on the balance sheet.

Note 7 Stockholders' Equity

<u>Authorized Capital Stock</u>

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two classes of common stock Reg. A and Reg. D. Both classes have the same voting rights and the same per share price of $4.50 as of June 30, 2024 and June 30, 2023. Reg. D investors can qualify to receive warrants whereas Reg. A investors do not qualify.

	Reg A Shares	Reg D Shares	Preferred Shares
Outstanding as of July 1, 2022	42,492,968	4,106,082	–
Issued to consultants	–	506,948	–
Issued to investors	231,309	640,994	–
Outstanding as of June 30, 2023	42,724,277	5,254,024	–
Issued to consultants	–	–	–
Issued to investors	130,171	1,194,125	406,368
Converted to preferred stock	–	(2,063,936)	2,063,936
Outstanding as of June 30, 2024	42,854,448	4,384,213	2,470,304

Common Stock

During the year ended June 30, 2024, the Company had the following common stock transactions:

- Issued 1,600,493 shares of Reg D of common stock and 130,171 Reg A shares for total cash proceeds of $3,700,755.
- Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.001 per share.

During the year ended June 30, 2023, the Company had the following common stock transactions:

- Issued 640,994 shares of Reg D of common stock and 231,309 Reg A shares for total cash proceeds of $4,379,637.
- Issued 506,948 shares of Reg D common stock associated with a restricted stock award to consultants of the Company. The Company values those shares at a par value of $0.001 per share.

Preferred Stock

During the year ended June 30, 2024, the Company had the following preferred stock transactions:

- Issued 406,368 shares of preferred stock for cash proceeds of $1,828,675 with a par value of $0.001 per share.
- Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.0001 per share.
- As of June 30, 2024, the Company had 2,470,304 shares of Series A Preferred Stock outstanding.

On May 1, 2024, the Company filed a certificate of designation with the Delaware Secretary of State to create a new series of Preferred Stock designated as Series A Preferred Stock. According to the certificate of designation, shares of Series A Preferred Stock will rank superior to shares of Common Stock and to any other series of shares designated as junior to the shares of Series A Preferred Stock. They will have equal rights to receive dividends with the shares of Common Stock. In the event of a voluntary, involuntary or deemed liquidation of the Company, holders of shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution, before any payment is made to the holders of Common Stock, a liquidation preference of $9.00 per share. They will vote with the shares of Common Stock, voting together as a single class on an as converted basis. Upon a change of control or a qualified public offering, each share of Series A Preferred Stock will convert into two shares of Common Stock. Voluntary conversion of shares of Series A Preferred Stock may be requested in writing from time to time, and, in this case, each share of Series A Preferred Stock will convert into one share of Common Stock.

Stock Options

On July 1, 2020, the Company's shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the par value of the stock at the issue date, which for stock awards during the year ended June 30, 2024, was $.001 per share. The stock was not traded in an open market on the date of grant and par value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 at June 30, 2024, and 9,722,222 at June 30, 2023.

A summary of the changes in the Company's awarded shares for the year ended June 30, 2024 follows:

	Shares
As of July 1, 2022	4,803,822
Forfeited	–
Outstanding as of June 30, 2023	4,803,822
Exercisable as of June 30, 2023	3,473,125

	Shares
Outstanding as of June 30, 2023	4,803,822
Granted	–
Forfeited	–
Outstanding as of June 30, 2024	4,803,822
Exercisable as of June 30, 2024	3,473,125

As of June 30, 2024, there was $0 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0 years.

As of June 30, 2023, there was $4,297 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.20 years.

The following summarizes the number of options granted and outstanding during the years ended June 30, 2024, and June 30, 2023:

	Number of Shares
Outstanding, July 1, 2022:	284,500
Granted:	862,222
Expired or Forfeited:	(72,500)
Exercised:	(10)
Outstanding, June 30, 2023:	1,074,212
Granted:	1,976,388
Expired or Forfeited:	(567,500)
Exercised:	–
Outstanding, June 30, 2024:	2,483,100
Exercisable, June 30, 2024:	1,495,726

No options expired during the year ended June 30, 2024, or the year ended June 30, 2023.

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031
September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026
October 8, 2021	100,000	$4.25	0.00%	n/a	October 8, 2026
February 1, 2022	30,000	$4.25	0.00%	4.17%	February 27, 2026
February 19, 2022	30,000	$4.00	0.00%	4.17%	February 27, 2026
May 5, 2023	400,000	$4.50	0.00%	2.08%	May 4, 2028
May 5, 2023	240,000	$4.50	0.00%	n/a	May 4, 2028
May 26, 2023	222,222	$4.50	0.00%	n/a	May 26,2026
July 10, 2023	30,000	$4.50	0.00%	2.08%	July 30, 2027
August 13, 2023	75,000	$4.50	100.00%	n/a	July 30, 2028
October 20, 2023	75,000	$4.50	100.00%	n/a	November 1, 2028
November 1, 2023	70,000	$4.50	0.00%	2.50%	November 1, 2028
November 1, 2023	888,888	$4.50	50.00%	2.08%	October 30, 2033
January 1, 2024	75,000	$4.50	100.00%	n/a	January 1, 2029
January 18, 2024	112,500	$4.50	100.00%	n/a	January 18, 2029
February 23, 2024	75,000	$4.50	100.00%	n/a	February 23, 2029
March 8, 2024	400,000	$4.50	10.00%	n/a	March 7, 2029
May 8, 2024	75,000	$4.50	100.00%	n/a	May 8, 2029

All options vest as described above, provided the Optionee continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 4.29 years and 3.36 years as of June 30, 2024, and June 30, 2023, respectively.

The options were valued at fair value as determined at a valuation between $2.41 and $4.32 per share using the Black-Scholes method. An expected price volatility between 79.79% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2024. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023.

At June 30, 2024, the intrinsic value of the outstanding options was $(1,366,546).

At June 30, 2023, the intrinsic value of the outstanding options was $232,427.

Warrants

The Company also issued warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

During the year ended June 30, 2024, the Company issued 354,225 warrants to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $5.25 per share. All warrants outstanding are exercisable as of June 30, 2024.

During the year ended June 30, 2023, the Company issued 136,710 warrants to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $5.25 per share. All warrants outstanding are exercisable as of June 30, 2023.

The following summarizes the number of shares of warrants during the years ended June 30, 2024, and the year ended June 30, 2023, respectively:

	Number of Warrants
Balance at July 1, 2022:	303,475
Granted:	220,423
Exercised:	–
Expired:	–
Balance at June 30, 2023:	523,898
Granted:	354,225
Exercised:	–
Expired:	(28,425)
Balance at June 30, 2024:	849,698

The fair value of the warrants outstanding at June 30, 2024, using the Black-Scholes method, is estimated at $1,812,704. An expected price volatility between 68% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2024. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. The intrinsic value of the warrants as of June 30, 2024 is $(2,621,390).

The fair value of the warrants outstanding at June 30, 2023, using the Black-Scholes method, is estimated at $974,688. An expected price volatility between 79.79% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. The intrinsic value of the warrants as of June 30, 2023, is $(1,747,951).

Note 8 Compliance/Contingency

The Company was obligated to file its annual report for the year ended June 30, 2021, with the Securities and Exchange Commission within 120 days after the end of the year, and did not file the reports on a timely basis. As a result, the exemption from registration may not have been available for the sale of certain shares of common stock. The Company offered rescission to investors who purchased shares during the period such filings were late and to return the amount invested per the SEC guidelines. The Company estimates that an aggregate of $234,000 was invested during the period June 30, 2021 through March 3, 2022 during which reports were late. None of the investors requested refunds and no amount has been accrued on June 30, 2023 balance sheet.

The Company was again late to file its annual report for the year ended June 30, 2024, as a result, the exemption from registration may not have been available for the sale of certain shares of common stock under Regulation A. The Company is currently only offering shares under Regulation CF and Regulation D and not offering shares pursuant to the Regulation A offering. The Company estimates that $3,766,582 was invested during the period starting on June 30, 2024 and ending on March 24, 2025 through either Regulation D or Regulation CF.

Note 9 Subsequent Events

On March 6, 2025, we executed Amendment No. 3 to the Incubator Space License Agreement executed between the Company and the University of Florida research Foundation dba UF Innovate, on January 18, 2023 to extend the term of the lease to February 28, 2026 and renew the rate to $7,500 per month before tax.

Management has evaluated additional subsequent events through March 24, 202 5, the date the financial statements were available to be issued.